AB 3/28

AB 3/5

[redacted]

12011827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 30993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Technology Drive, Suite 1
(No. and Street)

Canonsburg (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard King Rainier 724-745-6800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350 (Address) Bridgeville (City) PA (State) 15017 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH. D.C.
196

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15

OATH OR AFFIRMATION

I, Richard King Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard King Rainier
Signature

President
Title

Linda A. Scherer
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Linda A. Scherer, Notary Public
Cecil Twp., Washington County
My Commission Expires June 27, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beaconsfield Financial Services, Inc.

Financial Statements
and Supplementary Information

Years Ended
December 31, 2011 and 2010

Beaconsfield Financial Services, Inc.

Financial Statements
and Supplementary Information

Years Ended
December 31, 2011 and 2010

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the accompanying statements of financial position of Beaconsfield Financial Services, Inc. as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Damratoski & Company PC
Certified Public Accountants

February 15, 2012

Financial Statements

Beaconsfield Financial Services, Inc.

Statements of Financial Condition

	December 31	
	2011	2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 124,433	$ 120,996
Accounts receivable	82,756	43,002
Due from related party	5,600	1,155
Prepaid expenses	4,266	4,844
Prepaid income taxes	-	390
Marketable securities	54,356	42,741
Total Current Assets	271,411	213,128
Equipment and Fixtures:		
Furniture and fixtures	71,342	70,914
Less accumulated depreciation	61,930	58,356
	9,412	12,558
Other Asset:		
Mesirow risk deposit account	25,000	25,000
	$ 305,823	$ 250,686

See Notes to Financial Statements.

	December 31	
	2011	2010
Liabilities and Stockholders' Equity		
Current Liabilities:		
Commissions payable	$ 107,544	$ 81,009
Accrued payroll and related withholdings	552	-
Deferred income taxes payable	3,300	2,900
Income taxes payable	798	-
Accounts payable and accrued expenses	68,791	42,363
Total Current Liabilities	180,985	126,272
Deferred Income Taxes Payable	2,000	2,600
Stockholders' Equity:		
Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding	19,000	19,000
Retained earnings	93,297	93,458
Accumulated other comprehensive income:		
Unrealized gain on marketable securities	10,541	9,356
	122,838	121,814
	$ 305,823	$ 250,686

Beaconsfield Financial Services, Inc.

Statements of Operations

	Year Ended December 31	
	2011	2010
Revenues:		
Commission revenues	$ 2,272,321	$ 1,824,023
Other revenues	5,014	5,261
	2,277,335	1,829,284
Operating Expenses:		
Operating expenses	2,168,921	1,730,164
General and administrative expenses	104,137	96,307
Depreciation expense	3,573	4,423
	2,276,631	1,830,894
Net Earnings (Loss) From Operations	704	(1,610)
Other Income:		
Interest and dividend income	235	188
Earnings (Loss) Before Income Taxes	939	(1,422)
Income Taxes	1,100	(200)
Net Loss	$ (161)	$ (1,222)

See Notes to Financial Statements.

Beaconsfield Financial Services, Inc.

Statements of Changes
in Stockholders' Equity

	Year Ended December 31	
	2011	2010
Common Stock:		
Balance, January 1 and December 31	$ 19,000	$ 19,000
Retained Earnings:		
Balance, January 1	93,458	94,680
Net loss for the year	(161)	(1,222)
Balance, December 31	93,297	93,458
Accumulated Other Comprehensive Income, net of income tax:		
Balance, January 1	9,356	3,862
Unrealized holding gain arising during the year on marketable securities	1,185	5,494
Balance, December 31	10,541	9,356
	$ 122,838	$ 121,814

See Note to Financial Statements.

Beaconsfield Financial Services, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2011	2010
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$ (161)	$ (1,222)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense	3,573	4,423
Deferred income taxes	(600)	(500)
Reinvested dividend income	(29)	-
(Increase) decrease in:		
Accounts receivable	(39,754)	(5,151)
Prepaid expenses	578	4,906
Prepaid income taxes	390	(260)
Increase (decrease) in:		
Commissions payable	26,535	14,301
Accrued payroll and related withholdings	552	(48)
Income taxes payable	798	-
Accounts payable and accrued expenses	26,428	(12,036)
Net cash provided by operating activities	18,310	4,413
Cash flows from investing activities:		
Capital expenditures	(428)	(1,401)
Purchase of marketable securities	(10,000)	-
Due from related party, net	(4,445)	2,049
Net cash (used) provided by investment activities	(14,873)	648
Net Increase in Cash and Cash Equivalents	3,437	5,061
Cash and Cash Equivalents, beginning of year	120,996	115,935
Cash and Cash Equivalents, end of year	$ 124,433	$ 120,996

See Notes to Financial Statements.

	Year Ended December 31	
	2011	2010
Supplemental Disclosure of Cash Flows:		
Cash paid during year for:		
Income Taxes Paid:		
Federal	$ 340	$ 300
State	150	260
	$ 490	$ 560

A. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis. The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. As such, the Company is exempt from the requirements to maintain a special reserve bank account for the exclusive benefit of customers, as prescribed by SEC Rule 15c3-3. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 upon which the Clearing Broker pays interest at prevailing rates. During 2011, Mesirow was acquired by Royal Bank of Canada; although the effective date of the transaction, for clearing broker purposes, will not be until March 2012. Terms of the Clearing Agreement will remain significantly the same.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review. The Company has evaluated subsequent events through February 15, 2012, which is the date the financial statements were available to be issued.

B. Summary of Significant Accounting Policies (Continued)

Cash Equivalents. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

Marketable Securities. Equity securities are classified as "available-for-sale" and are reported at their fair values based upon quoted market prices. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation. Equipment and fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $7,351 and $11,016 for the years ended December 31, 2011 and 2010, respectively.

Compensated Absences. The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2011 and 2010.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note G) between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax liability represents future tax consequences of these differences, which will be taxable when the liabilities are recovered or settled. It is the Company's policy not to take uncertain tax positions.

C. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2011, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2011 and 2010, the Company had net capital of $93,854 and $92,896, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 1.95 to 1 and 1.39 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2011 and 2010, there were no material differences.

E. Marketable Securities

Marketable securities consist of 528 shares of ESB Financial Corporation, 1,500 shares of NASDAQ OMX Group, Inc. common stock, and approximately 600 share of MFS SER TR VI Utilities Fund and are classified by the Company as "available-for-sale". Cost, unrealized gain, and fair value are as follows:

	2011	2010
Marketable securities, at cost	$ 40,515	$ 30,485
Net unrealized gains	13,841	12,256
Fair value	$ 54,356	$ 42,741

The unrealized gains are reported, net of tax ($3,300 and $2,900 in 2011 and 2010, respectively), as accumulated other comprehensive income in stockholders' equity. The marketable securities are included in current assets on the statements of financial condition.

F. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

G. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2011, the Company's open audit periods are 2008 through 2011 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

The provision for income taxes in the statements of operations consists of the following components:

	2011	2010
Currently payable	$ 1,700	$ 300
Deferred	(600)	(500)
	$ 1,100	$ (200)

G. Income Taxes (Continued)

At December 31, 2011 and 2010, a long-term deferred tax liability was recognized for a taxable temporary difference totaling $2,000 and $2,600, respectively. This difference relates to using different depreciation methods (modified accelerated cost recovery system for tax purposes versus straight-line method for financial statement reporting).

At December 31, 2011 and 2010, a current deferred tax liability of $3,300 and $2,900, respectively, was recorded for a taxable temporary difference due to an unrealized holding gain on marketable securities and netted with accumulated other comprehensive income in stockholders' equity on the balance sheets.

H. Pension Plan

The Company has a SEP retirement plan which covers all of its employees. Total pension expense amounted to $106,804 and $64,613 for the years ended December 31, 2011 and 2010, respectively.

I. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which began in May 2008 and expires April 2013 and provides for monthly lease payments of $2,439. The lease is renewable for an additional five years following the initial termination date, at a lease rate mutually agreeable. For the years ended December 31, 2011 and 2010, rent expense under this lease amounted to $26,840 and $26,880, respectively.

During 2011 and 2010, the Company was reimbursed $2,400 by Summit Advisors LLC, an entity controlled by the shareholders of the Company, for use of its office space.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31	
2012	$ 29,268
2013	9,756
	$ 39,024

Supplementary Information

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have audited the financial statements of Beaconsfield Financial Services, Inc. as of and for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 15, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 12 through 14 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 15, 2012

Beaconsfield Financial Services, Inc.

Computations of Net Capital
and Aggregate Indebtedness

	Year Ended December 31	
	2011	2010
Net Capital:		
Total stockholders' equity	$ 122,838	$ 121,814
Deductions:		
Prepaid expenses	4,266	4,844
Receivables from non-customers	5,600	1,155
Prepaid income taxes	-	390
Property and equipment	9,412	12,558
Total non-allowable assets	19,278	18,947
Net Capital Before Haircuts on Security Positions	103,560	102,867
Haircuts on Securities:		
Other securities	8,153	6,411
Undue concentrations	1,553	3,560
Total Haircuts on Securities	9,706	9,971
Net Capital	93,854	92,896
Net Capital Requirements	50,000	50,000
Net Capital in Excess of Minimum Requirements	$ 43,854	$ 42,896
Aggregate Indebtedness	$ 182,985	$ 128,872
Ratio of Aggregate Indebtedness to Net Capital	1.95	1.39

See Independent Auditor's Report.

	Year Ended December 31	
	2011	2010
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 93,854	$ 92,896
Audit Adjustments:		
Deferred tax provision	(200)	1,200
Prepaid expenses	(4,266)	(4,844)
Prepaid income taxes	-	(260)
Due from related party	(1,000)	(1,155)
Property and equipment	(3,224)	(1,400)
Accrued payroll and related withholdings	419	-
Income taxes payable	1,188	-
Accounts payable and accrued expenses	1,134	6,190
	(5,949)	(269)
Changes to Non-Allowable Assets:		
Prepaid expenses	4,266	4,844
Prepaid income taxes	-	260
Property and equipment	3,224	1,400
Due from related party	5,100	1,155
	12,590	7,659
Change in Haircuts on Securities	1,337	-
Net Capital Per Broker/Dealer's Unaudited Part II	$ 101,832	$ 100,286

Beaconsfield Financial Services, Inc.

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Beaconsfield Financial Services, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Beaconsfield Financial Services, Inc.

Schedules of Operating & General and Administrative Expenses

	Year Ended December 31 2011	Year Ended December 31 2010
Operating Expenses:		
Advertising	$ 7,351	$ 11,016
Commissions	1,528,082	1,288,792
Insurance	6,525	7,195
Internet access	1,823	1,998
Payroll taxes	25,713	20,473
Regulatory expenses	17,828	21,855
Rent	26,840	26,880
Repairs and maintenance	1,356	747
Retirement plan	106,804	64,613
Selling expense	12,101	13,937
Telephone	7,281	10,342
Wages	427,217	262,316
	$ 2,168,921	$ 1,730,164
General and Administrative:		
Auto expense	$ 16,024	$ 11,735
Bank service charges	44	69
Contributions	205	204
Dues and subscriptions	5,365	3,625
Employee benefits	40,268	37,464
Legal and accounting	8,287	8,158
Miscellaneous	(7)	152
Office supplies and expense	15,666	16,964
Postage	5,714	4,943
Printing and reproduction	108	-
Travel and entertainment	12,463	12,993
	$ 104,137	$ 96,307

See Independent Auditor's Report.

Report on Internal Control Required by SEC 17a-5(g)(1) For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In planning and performing our audit of the financial statements of Beaconsfield Financial Services, Inc. (Company), as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 15, 2012

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Beaconsfield Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Beaconsfield Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Beaconsfield Financial Services, Inc.'s management is responsible for Beaconsfield Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 15, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12 · 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030993 FINRA DEC
BEACONSFIELD FINANCIAL SERVICES INC 15*15
SOUTHPOINTE INDUSTRIAL PARK
160 TECHNOLOGY DR STE 101
CANONSBURG PA 15317-7508

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Betty H Rainier 724-745-6800

2. A. General Assessment (item 2e from page 2) $ 551.48

B. Less payment made with SIPC-6 filed (exclude interest) (279.30)

07-26-2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 272.18

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 272.18

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 272.18

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beaconsfield Financial Services, Inc
(Name of Corporation, Partnership or other organization)

Betty H Rainier
(Authorized Signature)

Secretary / Treasurer
(Title)

Dated the 27 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2011 and ending 12-31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,279,155

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions 2,279,155

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,858,329

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 1585

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 7351

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Walton Securities

Vista Drilling Program (1) (Sent prospectus in Augus), Vista Drilling Program (2) 191,299

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) 0

Total deductions 2058564

2d. SIPC Net Operating Revenues $ 220591

2e. General Assessment @ .0025 $ 551.48

(to page 1, line 2.A.)